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                                  THE HARTFORD

WAIVER OF SPECIFIED AMOUNT DISABILITY BENEFIT RIDER

THIS RIDER DOES NOT GUARANTEE THAT YOUR POLICY WILL NOT LAPSE.

BENEFIT

Subject to the terms and conditions set forth in this Rider, if the Insured becomes Totally Disabled as defined herein prior to the Policy Anniversary following the Insured's 65th birthday, We will credit Your Policy with an amount equal to the Specified Amount Disability Benefit ("Benefit") on the first Monthly Activity Date following Total Disability. The Benefit will continue to be credited to Your Policy on each Monthly Activity Date thereafter until the later of:

       1.   the Policy Anniversary following the Insured's 65th birthday; or

       2.   two years following the date such Total Disability began.

The Benefit is shown in the Additional Benefits and Riders section of the Policy Specifications.

We will not credit Your Policy or pay any Benefit during the Waiting Period as defined below. We will refund any portion of the Benefit which would cause the Policy to fail to meet the definition of a life insurance contract in accordance with the Internal Revenue Code. Such refund and interest thereon will be made within 60 days after the end of a Policy Year.

If the Account Value is insufficient to satisfy Monthly Deductions, additional premiums may be required to keep the Policy from terminating. This Rider does not provide for a credit for interest that may be due on any outstanding Indebtedness on the Policy.

DEFINITION OF TOTAL DISABILITY

Total Disability and Totally Disabled means:

       1. The Insured is disabled due to bodily injury, sickness or disease incurred after the Rider Effective Date;

       2.   The disability begins while the Policy and this Rider are in force;

       3. The disability is continuous for at least 6 months ("Waiting Period") and the Policy and this Rider are in force at the end of the Waiting period; and

       4. During the first 24 months of such disability (including the Waiting Period), the Insured is prevented from engaging in or performing the substantial and material duties of his or her own Regular Occupation. Regular Occupation means the Insured's usual gainful work which the Insured was engaged in or performing, for wage or salary, immediately prior to the date the disability began; and

       5. After 24 months of such disability (including the Waiting Period), the Insured is prevented from engaging in or performing the substantial and material duties of any occupation for wage or salary, which the Insured is reasonably fitted by education, training, or experience.

PRESUMED TOTAL DISABILITY

The following losses, if incurred after the Rider Effective Date will be considered a Total Disability even if the Insured continues to be engaged in or performing any occupation for wage or salary:

       1.   Total and permanent loss of sight of both eyes; or

       2.   Loss by severance of:

         a.   both hands;

         b.  both feet; or

         c.   one hand and one foot.

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RISKS EXCLUDED

The Benefit will not be credited to the Policy if disability results, directly or indirectly, from:

       1.   willfully and intentionally self-inflicted injury; or

       2. bodily injury, sickness or disease which predated the Rider Effective Date, unless the Total Disability from such pre-existing injury, sickness or disease commences more than two years after the Rider Effective Date.

NOTICE AND PROOF OF CLAIM

Before The Benefit is credited to the Policy, We must:

       1.   be notified In Writing of the claim; and

       2.   be given proof satisfactory to Us that the Insured is Totally
            Disabled.

Such notice and proof must be received while the Insured is alive and remains totally disabled. An otherwise valid claim will not be denied if You show that notice and proof were given to Us as soon as reasonably possible. If notice is unreasonably delayed The Benefit falling due during the period of unreasonable delay will not be paid.

We may require proof of continuance of Total Disability at reasonable intervals during the two years following Our approval of a claim. Thereafter, We will not require such proof more often than once a year. Initial proof of Total Disability and proof of continued Total Disability must be obtained by You at Your expense. However, as part of any proof, We may require that the Insured be examined by a physician of Our choice at Our expense. Failure to submit any required proof shall not invalidate or reduce any claim if it was not reasonably possible to give proof within such time, provided such proof is furnished as soon as reasonably possible and in no event, except in the absence of legal capacity, later than one year from the time proof is otherwise required. Failure to submit any required proof will result in discontinuation of Benefits under this Rider.

RIDER CHARGE

The charge for this rider will be automatically deducted on each Monthly Activity Date from the Account Value as part of the Monthly Deduction Amount. It will continue to be deducted from the Account Value during Total Disability until this Rider is terminated in accordance with the Rider Termination provision. The first year monthly charge is shown in the Additional Benefits and Riders section of the Policy Specifications. The monthly charges for subsequent Policy Years will be based on rates that will not exceed those in the Waiver of Specified Amount Disability Table of Monthly Maximum Rates shown on the Rider Specification Page.

INCONTESTABILITY

We cannot contest this rider after it has been in force for 3 years from its Date of Issue except for nonpayment of the required cost of this rider.

TERMINATION

This Rider will terminate on the earliest of the following dates:

       1.   the date We receive Your request, In Writing, to terminate it;

       2.   the date the Policy matures or terminates;

       3. on the Rider Termination Date shown in the Additional Benefits and Riders section of the Policy;

       4. the date on which all additional benefits provided by Rider are deemed to have terminated in accordance with any provision of the Policy; or

       5. the date on which You become a member in the armed forces of any country or international authority at war, whether such war is declared or undeclared.

As long as the Policy is in force, termination of this Rider will not affect an otherwise valid claim arising from Total Disability which began before such termination.

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GENERAL PROVISIONS

This Rider is part of the Policy to which it is attached and, except as noted above, it is subject to all of the terms, conditions and limitations of the Policy. The Rider Effective Date and Rider Date of Issue are shown in the Additional Benefits and Rider section of the Policy Specifications.

Signed for the HARTFORD LIFE INSURANCE COMPANY

    [/s/ Richard G. Costello              /s/ Thomas M. Marra
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    RICHARD G. COSTELLO, SECRETARY        THOMAS M. MARRA, PRESIDENT]

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